NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


07085512

PE
12-4-07

December 4, 2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/4/2007

Re: Tyco International Ltd

Dear Ms. Goodman:

This is in regard to your letter dated December 3, 2007 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in Tyco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Tyco therefore withdraws its October 23, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

cc: Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

October 23, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 92220-00106

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of William C. Thomson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Tyco International Limited ("Tyco" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from William C. Thomson, Jr., Comptroller, City of New York, on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Tyco files its definitive 2008 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Tyco pursuant to Rule 14a-8(k).

On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because Tyco has substantially implemented the Proposal.

THE PROPOSAL

The Proposal states: "RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2008."

While not part of the Proposal, the supporting statement states that the report "should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability." The Proposal recommends the use of the Global Reporting Initiative's Sustainability Reporting Guidelines (the "GRI Guidelines") to prepare the report.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Tyco Has Substantially Implemented the Proposal.

The Proposal calls for Tyco to issue a sustainability report by December 31, 2008. However, Tyco already reports on the global sustainability policies and practices requested by the Proponent in the "Corporate Responsibility" section of its website. Accordingly, Tyco has substantially implemented the Proposal, and the Proposal is excludable pursuant to Rule 14a-8(i)(10). Notably, the Staff permitted the exclusion under Rule 14a-8(i)(10) of an identical proposal submitted by the Proponent to Honeywell International Inc. for inclusion in its 2007 proxy statement on the basis that the disclosures on the company's website substantially implemented the proposal. *See Honeywell International Inc.* (avail. Feb. 21, 2007); *see also Honeywell International Inc.* (avail. Feb. 21, 2006). As Tyco's sustainability disclosures are very similar in both form and content to the disclosures in *Honeywell*, the Tyco Proposal likewise is excludable under Rule 14a-8(i)(10).

A. The "Substantially Implements" Standard under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal if the company has substantially implemented the proposal. Although the original interpretation of Rule 14a-8(i)(10) permitted exclusion of proposals only where the action requested by the proposal had been "fully effected," in the 1983 amendments to the proxy rules, the Commission adopted an interpretative change to permit companies to omit proposals that have been "substantially implemented." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983) (the "1983 Release"). In adopting this interpretation of Rule 14a-8(i)(10), the Commission stated that "the previous formalistic application of this provision defeated its purpose." *Id.*

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed the position that a proposal may be omitted if it has been "substantially implemented." *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareowner proposal does not need to be "fully effected" – it need only be "substantially implemented." Applying this standard, the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991) (*emphasis added*) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review). In other words, Rule 14a-8(i)(10) permits exclusion of a shareowner proposal where a company has implemented the essential objective of the proposal, even where the manner by which the company implements the proposal does not precisely correspond to the actions sought by a shareowner proponent. *See* 1983 Release; *AMR Corp.* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Co.* (avail. Mar. 15, 1999).

Thus, in determining whether a proposal has been substantially implemented under Rule 14a-8(i)(10), the Staff has evaluated whether the relevant policies, practices and procedures of the company "compare favorably" with what would be achieved under the proposal.

B. Tyco's Sustainability Report

In applying this framework to the Proposal, it is clear that Tyco has substantially implemented the Proposal. The Proposal calls for the Company to issue a sustainability report by December 31, 2008, and Tyco has already reported on its global sustainability policies and practices. Moreover, Tyco has reported on indicators relating to measuring long-term social and environmental sustainability. These sustainability disclosures are updated regularly, and Tyco plans to keep these disclosures current. The sustainability categories in Tyco's reporting address the categories mentioned by the Proponent in the supporting statement.

The sustainability report requested by the Proponent can be found on Tyco's website under the "Corporate Responsibility" link, which is prominently identified on the Tyco website homepage, http://www.tyco.com/livesite/Page/Tyco/Our+Commitment/Overview/. The Tyco Corporate Responsibility homepage contains direct links to other pages of Tyco's website (e.g. the "Community" homepage and the "Environment, Health & Safety" homepage) where the information comprising Tyco's sustainability report is included.

Tyco's concept and definition of sustainability appear prominently on its Corporate Responsibility homepage where the Company states:

> Tyco is an equal opportunity employer that promotes diversity and the fair and respectful treatment of all. We are active contributors to the communities in which we work, creating positive relationships and fostering new growth. Our role in protecting the environment for generations to come is an important one. We are committed to integrating diverse suppliers into our strategic sourcing process and providing these businesses with a solid foundation for building capacity.

This statement covers "long-tem social and environment sustainability," which is the topic of the Proposal. As described in more detail below, Tyco discusses in detail its policies and practices related to sustainability in separate sections of its Corporate Responsibility homepage.

1. <u>Environment, Health and Safety; Product Responsibility</u>

Tyco's Environment, Health and Safety Policy (the "EHS Policy"), which is accessible in the "Environment, Health & Safety" section of the Corporate Responsibility homepage, is the foundation for Tyco's commitment to world class environment, health and safety programs. As explained in the EHS Policy, Tyco is committed "to protecting the health and safety of [its] employees and protecting the environment." The EHS Policy goes on to explain Tyco's goals in creating sustainable opportunity, including:

- Providing a safe working environment for all Tyco's employees, independent contractors, vendors, and customers;

- Operating Tyco facilities in a manner that prevents harm to public health and the environment;

- Conserving energy, water and raw materials;
- Recycling and reducing waste where appropriate;
- Being good neighbors by insuring that Tyco facilities do not pose unreasonable risks to the community;
- Participating in community activities related to environment, health and safety; and
- Designing Tyco products in a manner that eliminates unreasonable risks from the manufacture, use and disposal of the products.

In addition, Tyco publishes annually an Environment, Health and Safety Report (the "EHS Report"), which sets forth Tyco's EHS Management System and highlights the Company's achievements towards environment, health and safety excellence. The EHS Report is accessible in the Environment, Health & Safety section of Tyco's Corporate Responsibility homepage. Tyco expects to publish an updated version of its EHS Report in November 2007. Tyco's EHS Report explains that in 2005, Tyco began implementing a common EHS Management platform for improving EHS performance and facilitating best practice exchange across all Tyco sites and explains in detail how this EHS Management System and governance structure operate. The EHS Management System builds on the goals and requirements of the EHS Policy, discussed above, by specifying those elements necessary for prevention, management, and mitigation of environment, health and safety risks.

The EHS Report further explains that "[a] critical function of an effective EHS Management System is compliance assurance and measurements." The EHS Report goes on to discuss in detail a wide array of performance indicators concerning the sustainability factors outlined in Tyco's definition of sustainability. For example, the EHS Report contains details on company-wide environment, health and safety performance in a number of measurable categories including specific disclosures relating to environment, health and safety penalties, environmental remediation liabilities, safety and injury rate, and toxic releases.

The Proposal "recommends" that the Company use the GRI Guidelines in preparing its sustainability report. Tyco does follow the GRI Guidelines in preparing its EHS Report and includes an index that indicates the location in the EHS Report where elements of the GRI Guidelines are referenced.

2. <u>Community and Society</u>

In the "Community" section of the Corporate Responsibility homepage, Tyco reports on its social sustainability initiatives. The Company explains that through contributions of funding and products, Tyco is committed to improving the quality of life in communities around the world and "building capacity through sustainable initiatives that will serve people and communities for years to come." Tyco's Community Mission appears prominently on this page: "Tyco strategically invests philanthropic resources to effect sustainable change resulting in healthy, vital communities where employees live and work."

The Community section of the Corporate Responsibility homepage outlines the eight core principles that guide Tyco's support of and involvement in community programs:

- Achieve Impact – measurable change in people, communities and the environment;
- Advance Business Goals – responsive to both community and business interests;
- Build Capacity – build capacity to help communities effectively manage change;
- Community Responsiveness – responsive to the needs of Tyco communities;
- Employee Preference – employee interests help shape initiatives and programs;
- Globalization – awareness of needs in communities throughout the world;
- Promote Diversity – reach underserved and diverse communities; and
- Sustainability – work toward long-term solutions.

In addition, the Community homepage addresses social sustainability by reviewing Tyco's strategic community initiatives: (1) community safety and health, with a focus on safety and health among underserved populations, healthcare facilities, affordable housing, and disaster relief; (2) environmental sustainability, with a focus on clean water, smart-growth, efficient use of natural resources, and preserving and restoring natural habitats; and (3) economic and educational achievement, with a focus on providing educational opportunities for underrepresented groups, offering resources to teachers, and celebrating and leveraging diversity to benefit communities and businesses. Tyco's Community homepage highlights certain specific community involvement efforts that Tyco has undertaken. For example, ADT Security Services, Inc., a part of Tyco Fire & Security, is working to expand a program called Code Adam, which provides retailers, museums, theme parks, libraries, banks and restaurants with a procedure for quickly locating missing children within their establishments. The Community homepage further highlights the newly renovated Tyco Huangping Elementary School developed via a partnership between Tyco International and Baby Bamboo Operation, a non-profit group that helps establish education facilities and programs for underprivileged children in rural China.

C. Tyco Has "Substantially Implemented" the Proposal

1. Content of the Report

As noted above, the Proposal requests that Tyco's report include "the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators relating to measuring long-term social and environmental sustainability." Thus, the Proposal specifically permits Tyco to define for itself the areas to be included in its concept of sustainability and to decide how to measure its performance in those areas. Significantly, the Proposal only recommends that Tyco use the Guidelines, which the Proposal describe as "provid[ing] a flexible reporting system," to prepare the report.

Notably, the Staff permitted the exclusion under Rule 14a-8(i)(10) of an identical proposal submitted by the Proponent to Honeywell International Inc. for inclusion in its 2007 proxy statement on the basis that the disclosures on the company's website substantially implemented the proposal. *See Honeywell International Inc.* (avail. Feb. 21, 2007); *see also Honeywell International Inc.* (avail. Feb. 21, 2006). The content of the sustainability disclosures provided by Tyco is very similar to that in *Honeywell.* Like in *Honeywell*, Tyco's sustainability information is extensive and provides specific and concrete details about the Company's sustainability policies and practices, as well as examples of Tyco's activities and progress toward implementing those policies and practices. Consequently, since the *Honeywell* and Tyco proposals are identical, and the sustainability disclosures of both companies are very similar, the Tyco Proposal likewise is excludable under Rule 14a-8(i)(10).

Moreover, the type and amount of sustainability disclosures provided on Tyco's website are at least as comprehensive as the content of other sustainability disclosures that the Staff has previously viewed as substantially implementing similar proposals. *See, e.g., Kroger Co.* (avail. Apr. 11, 2007) (report generally discussing community activities, employee matters, the environment, and human rights); *ConAgra Foods, Inc.* (avail. July 3, 2006) (report generally addressing the company's values and activities related to the environment, workplace, community, shareowners, and consumers); *Raytheon Co.* (avail. Jan. 25, 2006) (report generally covering environmental issues, community partnerships, diversity, and workplace initiatives); *ConAgra Foods, Inc.* (avail. June 20, 2005) (report generally addressing the company's values and activities related to the environment, workplace, community, shareowners, and consumers); *Albertson's Inc.* (avail. Mar. 23, 2005) (report generally covering the company's values, activities to engage its employees and the community, environmental issues, activities related to consumers, and financial and information technology information); *Lowe's Companies, Inc.* (avail. Mar. 21, 2005) (report generally addressing the company's contributions to community, commitment to the environment, work with charitable and educational organizations, and workplace opportunity initiatives).

While the Staff did not permit the exclusion of a proposal requesting a sustainability report under Rule 14a-8(i)(10) in *Wendy's International, Inc.* (avail. Feb. 21, 2006), we note that the proponent of that proposal argued that Wendy's sustainability disclosures omitted significant information such as diversity, safety, and supplier diversity, and contained very limited disclosures related to environmental and social sustainability. However, as described above, Tyco's sustainability disclosures are far more comprehensive and detailed than the disclosures made by Wendy's and are analogous to those in cases where the Staff has permitted the exclusion of similar proposals.

2. Form of the Report

Tyco's presentation of its sustainability disclosures on its website substantially implements the Proposal's request for a sustainability report. Like in *Honeywell*, Tyco's sustainability disclosures are presented in such close proximity and are so easily accessible that they should be deemed to be delivered in one "envelope." *See* Securities Act Release No. 7856, "SEC Interpretation: Use of Electronic Media" (Apr. 28, 2000). In *Honeywell*, the disclosures comprising Honeywell's sustainability report were contained in a "Sustainable Opportunity" section of the company's website and could be accessed by clicking on a number of links contained in that section of the website. Similarly, the disclosures comprising Tyco's sustainability report are contained in the "Corporate Responsibility" section of Tyco's website and are accessible through various links contained in that section of the Company's website. As the form of Tyco's disclosures is extremely similar to the form of the disclosures found to have substantially implemented an identical proposal in *Honeywell*, as discussed above, the Staff should permit the exclusion of the Proposal as substantially implemented under Rule 14a-8(i)(10).

We note that the Staff did not permit exclusion on substantially implemented grounds of a similar proposal in *Terex Corporation* (avail. Mar. 18, 2005), where Terex claimed that it substantially implemented the proposal through a number of disclosures in scattered locations, including disclosures on its website relating to corporate citizenship, press releases, the annual report to shareowners, and financial and other disclosures in Commission filings. In contrast, as in *Honeywell* where the Staff permitted exclusion, Tyco's sustainability disclosures are distinguishable from those in *Terex* in that Tyco's disclosures are readily accessible via the single Tyco "Corporate Responsibility" webpage.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Tyco excludes the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the

Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8653 or John S. Jenkins, Vice President and Corporate Secretary of Tyco International, at (609) 720-4329.

Sincerely,



Amy L. Goodman

Enclosures

cc: Patrick Doherty, Office of the Comptroller, The City of New York
John S. Jenkins, Tyco International Limited

100287294_1.DOC

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

August 7, 2007

Ms. Judith A. Reinsdorf
Vice President and Corporate Secretary
Tyco International Ltd.
90 Pitts Bay Road
Second Floor
Pembroke HM 08, Bermuda

Dear Ms. Reinsdorf

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Tyco International Ltd. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty
Enclosures
Tyco Int. sustainability – social resp. 2007

Sustainability Report -

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:
Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2008.

Supporting Statement
The report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

August 07, 2007

To Whom It May Concern

Re: Tyco Intl. Ltd. **Cusip: 902124106 / G9143X208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from August 07, 2006 through July 9, 2007 in cusip 902124106 and after the reverse split in cusip G9143X208 from July 9, 2007 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System

275,984 shares / cusip 902124106 – Pre Split
550,895 shares / cusip G9143X208 – Post Split

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

August 07, 2007

To Whom It May Concern

Re: Tyco Intl. Ltd. **Cusip: 902124106 / G9143X208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from August 07, 2006 through July 9, 2007 in cusip 902124106 and after the reverse split in cusip G9143X208 from July 9, 2007 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Board of Education Retirement System

13,650 shares / cusip 902124106 – Pre Split
27,212 shares / cusip G9143X208 – Post Split

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

August 07, 2007

To Whom It May Concern

Re: Tyco Intl. Ltd. **Cusip: 902124106 / G9143X208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from August 07, 2006 through July 9, 2007 in cusip 902124106 and after the reverse split in cusip G9143X208 from July 9, 2007 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Fire Department Pension Fund

36,576 shares / cusip 902124106 – Pre Split
52,662 shares / cusip G9143X208 – Post Split

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 3, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 92220-00106

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareowner Proposal of William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated October 23, 2007, we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur that Tyco International Limited ("Tyco") could properly exclude from its proxy materials for its 2008 Annual Shareowners Meeting a shareowner proposal and statements in support thereof (the "Proposal") received from William C. Thompson, Jr., Comptroller, City of New York, on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Proponent").

Enclosed is a letter from Patrick Doherty, the Proponent's representative, to Tyco dated November 30, 2007, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the October 23, 2007, no-action request relating to Tyco's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities

Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8653 or John S. Jenkins, Vice President and Corporate Secretary of Tyco International, at (609) 720-4329 with any questions in this regard.

Sincerely,



Amy L. Goodman

Enclosure

cc: John S. Jenkins, Tyco International Limited
Patrick Doherty, Office of the Comptroller, The City of New York

100347516_1.DOC

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 30, 2007

Mr. John Jenkins
Vice President and Corporate Secretary
Tyco International
9 Roszel Road
Princeton, New Jersey 08540

Dear Mr. Jenkins:

I would like thank you and your colleagues for taking the time yesterday to talk to us about Tyco's sustainability reporting. We felt that it was a very helpful and positive discussion.

On the basis of the information that you supplied to us on the call concerning your sustainability reporting, and in light of the commitments made concerning future sustainability reports, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, we are withdrawing the resolution on sustainability reporting that our office submitted to your corporation on behalf of those funds. We look forward to working together with you on these important issues in the coming months.

Sincerely,

Patrick Doherty
Bureau of Asset Management

END